P.E. 2/1/02

333-12250

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2002

1- HOLMES FINANCING (No 1) PLC
2- HOLMES FUNDING LIMITED -01
3- HOLMES TRUSTEES LIMITED -02

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . .

Holmes Financing (No. 1) PLC
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Inter-company loan	27,060	31,133
Interest receivable - Cash deposits		
	27,060	31,133
Interest payable - Notes	(27,060)	(31,133)
Interest payable	-	-
	(27,060)	(31,133)
Net operating income	-	-
Other income	54	39
Operating expenses	(54)	(39)
Profit on ordinary activities before taxation	-	-
Taxation	11	(10)
Profit on ordinary activities after taxation	11	(10)
Dividend	-	-
Retained profit brought forward	14	24
Retained profit carried forward	25	14

Holmes Financing (No. 1) PLC

Balance Sheet

Period ended 15 January 2002

		£'000
Fixed asset investments		
Loans to Funding		2,256,000
Current assets		
Sundry debtors	21	
Cash at bank	26	
	47	
Creditors: Amounts falling due within one year		
Taxation	10	
	10	
Net current assets		37
Total assets less current liabilities		2,256,037
Creditors: Amounts falling due after more than one year		
Amounts due to noteholders		2,256,000
Net assets		37
Capital and reserves		
Share capital		12
Reserves		25
		37

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	248,855	179,789
Interest receivable - Cash Deposits	2,554	2,380
	251,409	182,169
Interest payable - Mortgages	(248,855)	(179,789)
Interest payable - Cash Deposits	(2,554)	(2,380)
	(251,409)	(182,169)
Net operating income	-	-
Fees receivable	2,022	1,630
Fees payable	(2,022)	(1,630)
Operating expenses	(3,146)	(2,697)
Provision charges	(2,278)	(83)
Other income	5,424	2,780
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Mortgage loans secured on residential property		17,863,753
Current assets		
Bank interest receivable	459	
Cash at bank	144,110	
Other debtors	-	
	144,569	
Creditors: Amounts falling due within one year		
Amounts due to Seller	(137,389)	
Amounts due to Funding	(7,165)	
Sundry creditors	(15)	
	(144,569)	
Net current assets		-
Total assets less current liabilities		17,863,753
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		(5,893,763)
Funding share of mortgage loans		(11,969,990)
Net assets		-
Capital and reserves		
Share capital (£2)		-
Reserves		-
		-

Helmes Financing (No. 1) PLC
Notes Outstanding
Period ended 15 January 2002

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
Moody's current rating	Aaa	Aaa	Aaa	Aaa	Aaa
S&P current rating	AAA	AAA	AAA	AAA	AAA
Fitch Ratings current rating	AAA	AAA	AAA	AAA	AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B		Series 4 Class B
Moody's current rating	Aa	Aa	Aa		Aaa
S&P current rating	AA	AA	AA		AAA
Fitch Ratings current rating	AA	AA	AA		AAA

	Series 1 Class C	Series 2 Class C	Series 3 Class C		Series 4 Class C
Moody's current rating	Aaa	Aaa	Aaa		Aaa
S&P current rating	AAA	AAA	AAA		AAA
Fitch Ratings current rating	AAA	AAA	AAA		AAA

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
	$	$	£	€	€
Initial note balance	900,000,000	975,000,000	375,000,000	320,000,000	250,000,000
Previous quarter's note principal	900,000,000	975,000,000	375,000,000	320,000,000	250,000,000
Note redemptions	-	-	-	-	-
Outstanding note principal	900,000,000	975,000,000	375,000,000	320,000,000	250,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B		Series 4 Class B
	$	$	£		€
Initial note balance	31,500,000	34,500,000	24,000,000		11,000,000
Previous quarter's note principal	31,500,000	34,500,000	24,000,000		11,000,000
Note redemptions	-	-	-		-
Outstanding note principal	31,500,000	34,500,000	24,000,000		11,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C		Series 4 Class C
	$	$	£		€
Initial note balance	42,000,000	45,000,000	30,000,000		14,000,000
Previous quarter's note principal	42,000,000	45,000,000	30,000,000		14,000,000
Note redemptions	-	-	-		-
Outstanding note principal	42,000,000	45,000,000	30,000,000		14,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
Note interest margins	14	19	18	26	N/A
Step up dates	N/A	N/A	N/A	N/A	15/07/2010
Step up margins	N/A	N/A	N/A	N/A	125

	Series 1 Class B	Series 2 Class B	Series 3 Class B		Series 4 Class B
Note interest margins	38	41	45		62
Step up dates	16/07/2010	16/07/2010	16/07/2010		16/07/2010
Step up margins	138	141	145		162

	Series 1 Class C	Series 2 Class C	Series 3 Class C		Series 4 Class C
Note interest margins	103	115	160		175
Step up dates	16/07/2010	16/07/2010	16/07/2010		16/07/2010
Step up margins	203	215	260		275

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	15/01/2002

Liquidity facility limit	£	25,000,000
Liquidity facility drawn		Nil
Liquidity facility available	£	25,000,000

Holmes Funding Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Beneficial interest in Trust mortgage portfolio		11,969,990
Current assets		
Amounts owed by Trustee	7,165	
Deferred expenditure (costs of securing)	27,157	
Cash at bank:		
Reserve funding	129,075	
Transaction account	696	
Funding GIC account	19,437	
	183,530	
Creditors: Amounts falling due within one year		
Deferred consideration creditor	72,641	
Interest payable accrual	2,966	
Sundry creditors	905	
Taxation	19	
	76,531	
Net current assets		106,999
Total assets less current liabilities		12,076,989
Creditors: Amounts falling due after more than one year		
Inter-company loans		(12,023,516)
Start up loans		(56,350)
Net assets		(2,877)
Capital and reserves		
Share capital (£2)		
Reserves		(2,877)
		(2,877)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 1) PLC

Dated 5th February, 2002

By ______________________

P J Lott (Authorised Signatory)